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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1

             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                               ECKERD CORPORATION
                            (Name of Subject Company)



                          OMEGA ACQUISITION CORPORATION
                           J. C. PENNEY COMPANY, INC.
                                    (BIDDERS)

    COMMON STOCK, $.01 PAR VALUE                      278763 10 7
    (Title of Class of Securities)        (CUSIP Number of Class of Securities)

                             CHARLES R. LOTTER, ESQ.
                        EXECUTIVE VICE PRESIDENT, GENERAL
                              COUNSEL AND SECRETARY
                            J.C. PENNEY COMPANY, INC.
                                6501 LEGACY DRIVE
                             PLANO, TEXAS 75024-3698
                                 (972) 431-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)


                                   COPIES TO:

                              DENNIS J. BLOCK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000


                                NOVEMBER 27, 1996
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

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                                 TENDER OFFER

            This Amendment No. 2 to the statement on Schedule 14D-1 and Schedule 13D (the "Statement") is filed by Omega Acquisition Corporation, a Delaware corporation ("Purchaser"), and J. C. Penney Company, Inc., a Delaware corporation ("Parent") and the owner of all of the outstanding capital stock of Purchaser, in connection with the offer by Purchaser to purchase 35,252,986 shares of common stock, $.01 par value per Share (the "Shares"), of Eckerd Corporation, a Delaware corporation (the "Company"), or such other number of shares representing 50.1% of the Company's outstanding common stock on the date of purchase, at $35.00 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated November 7, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto.

ITEM 10.    ADDITIONAL INFORMATION

      Item 10(e) is hereby amended and supplemented as follows:

            On November 8, two actions purporting to be class actions on behalf of Stockholders were filed in the Delaware Court of Chancery. The actions are similar to those actions referred to in Section 15 of the Offer to Purchase and the information contained in Section 15 of the Offer to Purchase is incorporated herein by reference.

      The information set forth in the Introduction of the Offer to Purchase and incorporated by reference into Item 10(f) of the Statement is hereby supplemented by adding the following at the end of the second paragraph of the
Introduction:

            The value of the Stock Merger Consideration to be received in the event the Forward Merger is effected will depend upon the market value of Parent Common Stock at the Effective Time. As a result, if the Forward Merger is effected, the value of the Stock Merger Consideration could be more or less than the value of the Offer Price and the Cash Merger Consideration.

      Subclause (i) of the fifth paragraph of Section 1 entitled "Terms of the Offer" of the Offer to Purchase and incorporated by reference into Item 10(f) of the Statement is hereby amended in its entirety as follows:




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            (i) delay acceptance for payment of, or payment for, any Shares, regardless of whether the Shares were theretofore accepted for payment, or to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions specified in Section 14 below prior to the Expiration Date or, in the case of the conditions set forth in Clauses (A) and (B) of Section 14, prior to the acceptance for payment, by giving oral or written notice of such delay in payment or termination to the Depositary, and

      Subclause (ii) of the first paragraph of Section 2 entitled "Acceptance for Payment and Payment for Shares" of the Offer to Purchase and incorporated by reference into Item 10(f) of the Statement is hereby amended in its entirety as follows:

            (ii) the satisfaction or waiver of the conditions to the Offer set forth in Clauses (A) and (B) of Section 14.

      Sublcause (3) of the first paragraph of Section 14 entitled "Certain Conditions of the Offer" of the Offer to Purchase and incorporated by reference into Item 10(f) of the Statement is hereby amended in its entirety as follows:

            (3) at any time before the Expiration Date or, in the case of Clauses (A) and (B) of Section 14 below, before acceptance for payment of, or payment for, Shares, any of the following events shall occur or be deemed to have occured:

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS

(a)(1)      Offer to Purchase, dated November 7, 1996*

(a)(2)      Letter of Transmittal*

(a)(3)      Notice of Guaranteed Delivery*

(a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.*

(a)(5)      Letter to Clients for use by Brokers, Dealers,
            Commercial Banks, Trust Companies and Other Nominees.*
--------
*Previously Filed



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(a)(6)      Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.*

(a)(7)      Form of Summary Advertisement, dated November 7, 1996.*

(a)(8) Text of Press Release, dated November 3, 1996, issued by Parent.*

(a)(9) Text of Press Release, dated November 22, 1996, issued by Parent.*

(b)(1)      Commitment Letter from Credit Suisse, dated October 31,
            1996.*

(c)(1) Amended and Restated Agreement and Plan of Merger, dated as of November 2, 1996, among Parent, Purchaser and the Company.*

(c)(2) Amended and Restated Stock Option Agreement, dated as of November 2, 1996, by and between the Company and Parent.*

(c)(3)      Amendment No. 1, dated as of November 2, 1996, to the
            Employment Agreement dated as of February 4, 1996, by and between the Company and Francis A. Newman.*

(d)         None.

(e)         Not applicable.

(f)         None.

(g)(1) Complaint filed in Ziff v. Eckerd Corporation and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New Castle County on November 4, 1996.*

(g)(2) Complaint filed in Morse v. Eckerd Corporation and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New Castle County on November 4, 1996.*

(g)(3) Complaint filed in Lubin v. Eckerd Corporation and J.C. Penney Company, Inc. in the Court of Chancery of the

--------
            *Previously Filed



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            State of Delaware in and for New Castle County on
            November 4, 1996.*

(g)(4) Complaint filed in DeFreitas v. Eckerd Corporation and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New Castle County on November 8, 1996.

(g)(5) Complaint filed in McCall v. Eckerd Corporation in the Court of Chancery of the State of Delaware in and for New Castle County on November 8, 1996.



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                                  SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 1996


                             J.C. PENNEY COMPANY, INC.

                             By: /s/ Charles R. Lotter
                                 -------------------------
                                 Name:     Charles R. Lotter
                                 Title:    Executive Vice President,
                                           Secretary and General
                                           Counsel


                             OMEGA ACQUISITION CORPORATION


                             By: /s/ Donald A. McKay
                                 --------------------------
                                 Name:     Donald A. McKay
                                 Title:    President






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                                 EXHIBIT INDEX


Exhibit                             Description                        Page

(a)(1)      Offer to Purchase, dated November 7, 1996.................  *

(a)(2)      Letter of Transmittal.....................................  *

(a)(3)      Notice of Guaranteed Delivery.............................  *

(a)(4)      Letter to Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees........................  *

(a)(5)      Letter to Clients for use by Brokers, Dealers,
            Commercial Banks, Trust Companies and Other
            Nominees..................................................  *

(a)(6)      Guidelines for Certification of Taxpayer
            Identification Number on Substitute Form W-9..............  *

(a)(7)      Form of Summary Advertisement, dated November 7,
            1996......................................................  *

(a)(8)      Text of Press Release, dated November 3, 1996,
            issued by Parent..........................................  *

(a)(9)      Text of Press Release, dated November 22, 1996,
            issued by Parent..........................................  *

(b)(1)      Commitment Letter from Credit Suisse, dated
            October 31, 1996..........................................  *

(c)(1)      Amended and Restated Agreement and Plan of
            Merger, dated as of November 2, 1996, among
            Parent, Purchaser and the Company.........................  *

(c)(2)      Amended and Restated Stock Option Agreement,
            dated as of November 2, 1996, by and between the
            Company and Parent........................................  *

(c)(3)      Amendment No. 1, dated as of November 2, 1996,
            to the Employment Agreement dated as of February
            4, 1996, by and between the Company and Francis
            A. Newman.................................................  *

(d)         None......................................................

(e)         Not applicable............................................

(f)         None......................................................




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(g)(1)      Complaint filed in Ziff v. Eckerd Corporation
            and J.C. Penney Company, Inc. in the Court of
            Chancery of the State of Delaware in and for New
            Castle County on November 4, 1996.........................  *

(g)(2)      Complaint filed in Morse v. Eckerd Corporation
            and J.C. Penney Company, Inc. in the Court of
            Chancery of the State of Delaware in and for New
            Castle County on November 4, 1996.........................  *

(g)(3)      Complaint filed in Lubin v. Eckerd Corporation
            and J.C. Penney Company, Inc. in the Court of
            Chancery of the State of Delaware in and for New
            Castle County on November 4, 1996.........................  *

(g)(4)      Complaint filed in DeFreitas v. Eckerd
            Corporation and J.C. Penney Company, Inc. in the
            Court of Chancery of the State of Delaware in and for New Castle County on November 8, 1996.

(g)(5) Complaint filed in McCall v. Eckerd Corporation in the Court of Chancery of the State of Delaware in and for New Castle County on November 8, 1996.





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